Exhibit 99.4

PETROKAZAKHSTAN INC.

FORM OF PROXY

THIS FORM OF PROXY IS SOLICITED BY MANAGEMENT
AND WILL BE USED AT THE ANNUAL MEETING
OF THE SHAREHOLDERS TO BE HELD ON MAY 3, 2005

The undersigned holder of Class A common shares in the capital of PetroKazakhstan Inc. (the "Corporation"), hereby appoints Mr. Clayton Clift of Almaty, Kazakhstan or failing him, Mr. Anthony Peart of Weybridge, Surrey, United Kingdom, or instead of either of them,                                           of                                         , as proxyholder, to attend and vote for and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held at the Albany Club of Toronto, 91 King Street East, Toronto, Ontario, on Tuesday, May 3, 2005, at 11:00 a.m., Toronto time, and at any adjournments or postponements thereof (the "Meeting"), and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments or postponements thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the Meeting on the matters set out in greater detail in the management proxy circular dated March 4, 2005 (the "Management Proxy Circular") which accompanies this form of proxy, as follows:

(1)	Electing the nominees specified in the Management Proxy Circular as directors for the ensuing year.	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

(2)	Appointing TOO Deloitte & Touche, Almaty, Kazakhstan, as the auditor of the Corporation for the ensuing year at a	)	☐	FOR
	remuneration to be fixed by the directors.	)
		)	☐	WITHHOLD FROM VOTING

(3)
On any other business which may properly come before the Meeting or any adjournments or postponements thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

All Class A common shares of the Corporation represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy such Class A common shares represented by the proxy will be voted, in accordance with such specification on any ballot that may be called for. Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote "FOR" each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred on the persons named above, if appointees as proxyholder, with respect thereto.

The undersigned hereby revokes any proxy previously given for the Meeting referred to herein.

DATED this       day of   , 2005.

Name of Shareholder (Please Print)	Signature of Shareholder

Notes:

(1)
Clayton Clift and Anthony Peart are officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, other than those named above to represent him or her at the Meeting. A shareholder may exercise this right by inserting the name of such other person in the blank space provided and striking out the other names, or may complete another appropriate proxy and, in either case, should deliver the completed proxy as set forth below.

(2)
If you are unable to be personally present at the Meeting, please complete, sign and return this proxy in the enclosed envelope to the Corporation's agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:00 p.m., Toronto time, on April 22, 2005 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournments or postponements of the Meeting at which the proxy is to be used.

(3)
This proxy should be dated and must be signed by the shareholder or his or her attorney authorized in writing or if the shareholder is a body corporate, this instrument should be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed to the shareholder.